Cendant Corporation
                             9 West 57th Street
                          New York, New York 10019



                                                      April 6, 2001

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Donna R. Di Silvio
       Suzanne Hayes, Esq.

        Re: Application to Withdraw Registration Statement on Form S-4 Cendant Corporation ("Cendant")--SEC File No. 333-51682

Ladies and Gentlemen:

        Pursuant to Rule 477 of the Securities Act of 1933, as amended, Cendant hereby requests that an order granting the withdrawal of the above-referenced registration statement, originally filed on December 12, 2000 and amended on February 26, 2001 (the "Registration Statement"), be issued by the Securities and Exchange Commission as soon as possible.

         The Registration Statement was filed in connection with an Agreement and Plan of Merger, dated as of November 1, 2000, as amended (the "Agreement"), by and among Cendant, Fairfield Communities, Inc. ("Fairfield") and Grand Slam Acquisition Corp. ("Merger Sub") pursuant to which Merger Sub merged with and into Fairfield on April 2, 2001 (the "Merger"). Pursuant to the Agreement, Cendant was to issue shares of Cendant common stock designated CD common stock in exchange for shares of Fairfield common stock. On March 30, 2001, however, Cendant announced that it had elected to exercise its right under the Agreement to pay cash instead of issuing shares of CD common stock in the Merger. None of Cendant's securities were sold under the Registration Statement.

        Please forward copies of the order withdrawing the Registration Statement to the undersigned at the address above and to Michal Berkner at Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, NY 10036.

        If you have any questions regarding this application, please contact me at (212) 413-1836.


                                            Sincerely,

                                            Cendant Corporation

                                            By: /s/ Eric J. Bock
                                               --------------------------
                                               Eric J. Bock, Esq.
                                               Senior Vice President, Law and
                                               Corporate Secretary



cc: The New York Stock Exchange
    Michal Berkner, Esq.